Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year Ended
(U.S. dollars in thousands, except ratios)	2015	2014
Earnings:
Pre-tax income (loss) from continuing operations	$1,176,118	$162,701
Fixed charges	324,134	221,761
Distributed income of equity investees	658,172	157,061
Subtotal	$2,158,424	$541,523
Less: Non-controlling interests	7,466	3,755
Preference share dividends	98,721	76,743
Total earnings (loss)	$2,052,237	$461,025

Fixed charges:
Interest costs	$163,021	$121,221
Accretion of deposit liabilities	42,194	12,885
Rental expense at 30% (1)	20,198	10,912
Total fixed charges	$225,413	$145,018
Preference share dividends	98,721	76,743
Total fixed charges and preference dividends	$324,134	$221,761

Ratio of earnings to fixed charges	9.1	3.2

Ratio of earnings to combined fixed charges and preference dividends	6.3	2.1

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.